EXHIBIT 99.1


Advanced Semiconductor Engineering, Inc.                   [Logo]
                                                           [Graphic Omitted]

FOR IMMEDIATE RELEASE

Contact:

ASE, Inc.                                       Thomson Financial/Carson
Joseph Tung, CFO / Vice President               Mylene Kok, Regional Director        Daniel Loh
Freddie Liu, Assistant Vice President                                                Director
Tel: + 886-2-8780-5489                          + 65-879-9881                        + 1-212-701-1998
Fax: + 886-2-2757-6121                          mylene.kok@tfn.com.sg                dan.loh@tfn.com
Investor_relations@asek.asetwn.com.tw
http://www.aseglobal.com


                    ADVANCED SEMICONDUCTOR ENGINEERING, INC.
               REPORTS YEAR 2001 THIRD-QUARTER FINANCIAL RESULTS

Taipei, Taiwan, R.O.C., October 25, 2001 - Advanced Semiconductor Engineering, Inc. (TAIEX: 2311, NYSE: ASX), ("ASE", or the "Company"), one of the world's largest independent providers of semiconductor packaging and testing services, today reported quarterly sales of NT$8,381 million and a quarterly net loss of NT$679 million in the third quarter ended September 30, 2001. The fully diluted loss per share for the quarter was NT$0.21, or US$0.03 per ADS.

"Although overall visibility remains poor, we believe our business condition stabilized during the third quarter compared with the previous quarter," said Mr. Jason Chang, Chairman of ASE Inc. "Assembly and test volumes are ramping up gradually as some of our customers have worked off their inventories and started to introduce new devices. We have seen volumes in all 3C areas steadily ramp up on a monthly basis since August. We are confident that business hit bottom in the early third quarter, and expect a seasonal pickup going into the fourth quarter. While we have not witnessed any significant cutbacks in volumes by our customers following the September 11 tragedy, we are closely observing the overall situation and are keeping in close contact with our customers regarding any changes in outlook."

Mr. Chang also noted that "Even though the industry has not demonstrated a clear sign of recovery, we believe the outsourcing trend is continuing, particularly in the advance packaging and test areas. We have recently witnessed increasing demand for our advanced assembly and test capacities. The engineering and qualification activities in our factories are also increasing."

Mr. Chang concluded by saying, "To further facilitate the outsourcing trend, we are continuing to make investment in the key value-add areas. We believe that our ability to provide total solutions to our customers will be our major competitive advantages."

Dr. Leonard Liu, President of ASE also commented, "We view this industry downturn as an opportunity to further strengthen our solution offerings, including our capabilities in fine-pitch and high pin count BGAs, wafer-bumping, flip-chip assembly, substrate and test."

"This downturn will cause accelerated consolidation in this industry. There will only be a handful of key players remain. Our strong strategic positioning and healthy financial structure equip us well to weather this downturn and continue our investment in advanced technologies. As a result, we are confident that ASE will be even better positioned to serve our worldwide customers' needs."


Financial Results

Net Revenues:
Consolidated net revenues totaled NT$8,381 million in the third quarter of 2001, a decline of 40% from NT$13,904 million in the same period in 2000. Assembly revenues decreased


1                                                                 Oct. 25, 2001

Advanced Semiconductor Engineering, Inc.                   [Logo]
                                                           [Graphic Omitted]


39% to NT$6,407 million, and testing revenues decreased 43% to NT$1,970 million.

Sequentially, total net revenues declined 1%. Assembly revenues inched up 2% and test revenues fell 11% compared with the previous quarter. Assembly volume in terms of pin count remained flat versus the second quarter. Assembly volume in BGA packages rose 12%, however, accounting for the increase in assembly revenues during the period. Lower test revenues mainly reflected an approximately 10%-decline in average selling price ("ASP").

There was no significant change in ASE's end-sector business exposure during the third quarter. Net revenues from the personal computer, communications and consumer markets accounted for 26%, 39% and 34% of total sales in the third quarter.

Gross Profit:
Gross profit decreased 83% YoY to NT$708 million. Gross margin also declined to 8.5% from 29.3% in the same period of 2000, reflecting volume declines in both assembly and test operations that lowered ASE's equipment utilization rate and the overall ASP deterioration.

Depreciation expense during the quarter totaled NT$2,608 million, a 22% increase from the same period last year. Depreciation expense as a percentage of net revenues rose from 15.4% in Q3 2000 to 31.1% in Q3 2001 as a result of lower utilization rates and expanded capacity in both assembly and test operations. Raw material costs decreased to NT$2,617 million in the latest quarter from NT$4,070 million in the third quarter of 2000, but increased only 2% as a percentage of net revenues compared with the year-ago period. Direct and indirect labor costs totaled NT$1,315 million, a 28% decrease versus the same quarter last year.

On a sequential basis, gross profit declined 20%. With assembly margins relatively unchanged versus the prior quarter, the overall margin decline was mainly due to the weakness in the Company's test operations.

Depreciation expense, meanwhile, increased slightly, rising 2% versus the previous quarter. In addition, raw material cost increased 1% from NT$2,596 million in the previous quarter, while direct and indirect labor costs increased 1% versus the same period.

Operating Expenses / Income:
Operating expenses increased 5% YoY to NT$1,405 million. Of the total, research and development ("R&D") spending increased 25% to NT$398 million, or 4.7% of net revenues versus 2.3% for the same period last year. Selling, general and administrative expenses during the quarter increased 2% from the year-ago period to NT$1,007 million, or 12% of net revenues versus 7% for the same quarter last year. Total operating expenses as a percentage of revenues rose to 16.8% in Q3 2001 from 9.6% in Q3 2000.

Goodwill amortization expense relating to the acquisition of consolidated entities (including ASE Chung Li, ASE Korea, ISE Labs and ASE Test) increased to NT$176 million in the latest quarter compared with NT$137 million in the same quarter last year, reflecting additional purchases by ASE of ISE Labs and ASE Test shares. The Company owned 51.1% of ASE Test and ASE Test owned 80.4% of ISE Labs as of September 30, 2001.

Compared with the previous quarter, total operating expenses decreased 5%. R&D expenses increased 12% sequentially, reflecting ASE's policy of continued investment in high-end packaging and test technologies. Selling, general and administrative expenses decreased 10% versus the prior quarter, representing 12% of net revenues. Goodwill amortization expense increased NT$16 million versus the previous quarter due to the option buy-back from directors of ASE Test Limited executed at the end of the second quarter.

Operating loss incurred during the quarter amounted to NT$697 million. Operating margin, meanwhile, declined to (8.3%) in the latest quarter from 19.7% in the same period last year and (7%) in the second quarter 2001.


2                                                                 Oct. 25, 2001

Advanced Semiconductor Engineering, Inc.                   [Logo]
                                                           [Graphic Omitted]


Non-operating Expenses:
Total non-operating expenses increased to NT$737 million in the latest quarter from NT$372 million a year ago.

Net interest expense increased 47% to NT$526 million during the latest quarter from NT$357 million in Q3 2000 as a result of ASE's increased leverage in 2001. In addition, the Company recorded a foreign exchange loss of NT$92 million in the latest quarter. Long-term investment gain or loss decreased from a gain of NT$54 million to a loss of NT$97 million, mainly due to the loss recorded by Hung Ching Construction in the latest quarter. Goodwill amortization expenses for non-consolidated entities amounted to NT$95 million during the quarter.

Sequentially, non-operating expenses increased 130% versus the previous quarter. Net interest expense increased by NT$91 million sequentially, primarily reflecting interest charges related to the purchase and cancellation of US$49 million of the Company's US$200 million Zero Coupon Convertible Bonds due 2002 at the end of the third quarter 2001.

ASE also recorded a net foreign exchange loss of NT$92 million during the quarter, versus a net foreign exchange gain of NT$73 million in the previous quarter. The reversal in ASE's foreign exchange results is due to the New Taiwan Dollar's depreciation against the Yen, which had a negative impact on the Company's Yen-denominated liabilities. Loss from long-term investment increased to NT$97 million from NT$53 million in the previous quarter, primarily from the loss incurred by Hung Ching Construction, a 25%-owned affiliate company. Other non-operating gains declined by NT$104 million, primarily reflecting the absence of the one time gain recognized by our subsidiaries during the second quarter.

Net income:
Income tax benefits recognized during the quarter totaled NT$343 million, including a investment tax credit granted by the tax authorities during the quarter and a reversal adjustment on tax liabilities resulting from investment gains or losses of overseas subsidiaries. Minority interest expense totaled (NT$412) million in the quarter. Net loss for the third quarter 2001 totaled NT$ 679 million.

A fully diluted loss per share of NT$ 0.21 in Q3 2001 compares with fully diluted earnings per share of NT$0.50 in Q3 2000 and a loss of NT$0.19 per share in the previous quarter. A fully diluted loss per ADS of US$0.03 contrasts with fully diluted earnings per ADS of US$0.081 in the third quarter last year and a loss of US$0.029 per share in the second quarter of this year.

Shares Outstanding:
Retroactively adjusted for the Company's 17% 2000 stock dividend that was paid out in July 2001, a weighted average total of 3,254.8 million ASE common shares were used to calculate per share data for the 2001 versus 3,137.3 million common shares for the same period in 2000. Each ADS represents 5 common shares.

Capital Expenditures:
Capital spending in Q3 2001 totaled US$45 million, of which US$22 million was for advanced assembly operations, US$20 million was for test operations, and US$3 million was for substrate manufacturing operations. For the first nine months of this year, the Company has made capital investments of US$180 million, of which US$82 million was for assembly operation, US$61 million for test operation, and US$37 million is for substrate operation. Our full year capital expenditures will be around US$220 million, in line with our original budget.

Cashflow / Cash Position / Net Leverage Ratio
EBITDA (earnings before interest, tax, depreciation and amortization) for the third quarter of 2001 totaled NT$2,421 million.

As of September 30, 2001, ASE's cash on hand totaled NT$13,354 million (approximately US$390 million).


3                                                                 Oct. 25, 2001

Advanced Semiconductor Engineering, Inc.                   [Logo]
                                                           [Graphic Omitted]


Also as of the same date, The Company's net leverage ratio (defined as "Total bank debt minus Cash" divided by "Total shareholders' equity plus Minority interest") was 50.6%.



About ASE Inc.

ASE Inc. is one of the world's largest independent providers of semiconductor packaging services and, together with its subsidiary ASE Test Limited (Nasdaq:ASTSF), one of the world's largest independent providers of semiconductor testing services, including front-end engineering testing, wafer probing and final testing services. The Company's international customer base of more than 200 blue-chip customers includes such leading names as Advanced Micro Devices, Inc., Altera Corporation, Cirrus Logic International Ltd., Conexant Systems, Inc., LSI Logic Corporation, and Qualcomm Incorporated. With advanced-process technological capabilities and a global presence spanning Taiwan, Korea, Hong Kong, Singapore, Malaysia and the United States, ASE Inc. has established a reputation for reliable, high quality products and services. For more information, visit the website, http://www.aseglobal.com


Safe Harbor Notice

This press release contains "forward-looking statements" within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including statements regarding our future results of operations and business prospects. Although these forward-looking statements, which may include statements regarding our future results of operations, financial condition or business prospect, are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on these forward-looking statements, which apply only as of the date of this press release. Our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied in these forward looking statements for a variety of reasons, including risks associated with cyclicality and market conditions in the semiconductor industry, demand for the outsourced semiconductor assembly and testing services we offer and for such outsourced services generally, our ability to maintain a high capacity utilization rate relative to our fixed costs, competition in our industry, and other factors. For a discussion of these risks and other factors, please see the documents we file from time to time with the Securities and Exchange Commission, including our Annual Report on Form 20-F filed on June 28, 2001.


4                                                                 Oct. 25, 2001

                       Supplemental Financial Information

Consolidated Operations
-----------------------
Amounts in NT$ Millions           3Q/01           2Q/01           3Q/00
-----------------------           -----           -----           -----
Net Revenue                       8,381           8,482          13,904

End Application by Revenue
--------------------------
Communication                       39%             38%             35%
Computer                            26%             26%             29%
Automotive and Consumers            34%             35%             33%
Others                               1%              1%              3%

Region by Revenue
-----------------------
North America                       66%             66%             65%
Europe                               3%              4%              3%
Taiwan                              27%             26%             25%
Japan                                1%              2%              2%
Other Asia                           3%              2%              5%


Assembly Operations
-----------------------
Amounts in NT$ Millions           3Q/01           2Q/01           3Q/00
-----------------------           -----           -----           -----
Net Revenue                       6,407           6,273          10,459

End Application by Revenue
--------------------------
Communication                       41%             37%             38%
Computer                            25%             26%             27%
Automotive and Consumers            34%             36%             33%
Others                               0%              1%              2%

Package Type by Revenue
-----------------------
BGA                                 53%             49%             46%
QFP                                 26%             28%             32%
PDIP, PLCC, Sos                     12%             13%             16%
Others                               9%             10%              6%

Capacity
-----------------------
CapEx (US$ Millions) *               22              34             125
Number of Wirebonders             4,169           4,101           3,968


Testing Operations
-----------------------
Amounts in NT$ Millions           3Q/01           2Q/01           3Q/00
-----------------------           -----           -----           -----
Net Revenue                       1,970           2,204           3,440

End Application by Revenue
--------------------------
Communication                       36%             39%             28%
Computer                            29%             28%             34%
Automotive and Consumers            33%             32%             32%
Others                               2%              1%              6%

Testing Type by Revenue
-----------------------
Logic and Mixed Signal              99%             98%             97%
Memory                               1%              2%              3%

Capacity
-----------------------
CapEx (US$ Millions) *               20              18             138
Number of Testers                 1,051           1,052             972


* Capital expenditure amounts exclude building construction cost.


5                                                                 Oct. 25, 2001

                    Advanced Semiconductor Engineering, Inc.
                  Consolidated Summary Income Statements Data
                    (In NT$ millions, except per share data)
                                  (Unaudited)

                                                    For the three months ended              For the nine months ended
                                            ============================================  =============================
                                                 Sep. 30          Jun. 30        Sep. 30         Sep. 30        Sep. 30
                                                   2001            2001           2000             2001          2000
Net revenues:
  Assembly                                         6,407           6,273         10,459            20,823       28,184
  Testing                                          1,970           2,204          3,440             7,280        9,230
  Others                                               4               5              5                10           87
                                            -------------   --------------  ------------   --------------- ------------
Total net revenues                                 8,381           8,482         13,904            28,113       37,501
                                            -------------   --------------  ------------   --------------- ------------

Cost of revenues                                   7,673           7,600          9,827            24,140       26,103
                                            -------------   --------------  ------------   --------------- ------------
Gross Profit                                         708             882          4,077             3,973       11,398
                                            -------------   --------------  ------------   --------------- ------------

Operating expenses:
  Research and development                           398             355            317             1,117          852
  Selling, general and administrative              1,007           1,121          1,023             3,180        3,077
                                            -------------   --------------  ------------   --------------- ------------
  Total operating expenses                         1,405           1,476          1,340             4,297        3,929
                                            -------------   --------------  ------------   --------------- ------------
Operating income                                    (697)           (594)         2,737              (324)       7,469
                                            -------------   --------------  ------------   --------------- ------------

Other (income) expenses:
  Interest expenses, net                             526             435            357             1,373        1,175
  Foreign currency loss (gain), net                   92             (73)            34              (245)        (150)
  Loss (gain) on long-term investment                191             147             38               624          124
  Loss (gain) on dispose of assets                     2              (8)            34                 2           39
  Others                                             (74)           (181)           (91)             (411)        (109)
                                            -------------   --------------  ------------   --------------- ------------
    Total non-operating expenses                     737             320            372             1,343        1,081
                                            -------------   --------------  ------------   --------------- ------------
Income before tax                                 (1,434)           (914)         2,365            (1,667)       6,388
                                            -------------   --------------  ------------   --------------- ------------

Income tax expense (benefit)                        (343)             90            319               (97)         818
                                            -------------   --------------  ------------   --------------- ------------
Net income before minority interest               (1,091)         (1,004)         2,046            (1,570)       5,570
                                            -------------   --------------  ------------   --------------- ------------

Minority interest                                   (412)           (386)           423              (625)       1,027
Net income                                          (679)           (618)         1,623              (945)       4,543

Per share data:
                                EPS - Basic     NT$(0.21)       NT$(0.19)       NT$0.52          NT$(0.29)     NT$1.45
                        EPS - Fully Diluted     NT$(0.21)       NT$(0.19)       NT$0.50          NT$(0.29)     NT$1.42

                   Earnings per ADS - Basic    US$(0.030)      US$(0.029)      US$0.084         US$(0.043)    US$0.235
           Earnings per ADS - Fully Diluted    US$(0.030)      US$(0.029)      US$0.081         US$(0.043)    US$0.231

Number of weighted  average  shares used in    3,254,800       3,254,800      3,137,266         3,254,800    3,137,266
the   EPS    calculation   (in   thousands,
retroactively adjusted for stock dividend)

Forex (NT$ per US$1)                               34.65           33.26          30.91             33.48        30.75


6                                                                 Oct. 25, 2001

                    Advanced Semiconductor Engineering, Inc.
                    Consolidated Summary Balance Sheet Data
                               (In NT$ millions)
                                  (Unaudited)

                                             As of Sep. 30, 2001         As of Jun. 30, 2001
                                             ===================         ===================
Current assets:
  Cash and cash equivalents                          13,354                       15,055
  Short-term investments                              1,626                        1,667
  Notes and accounts receivable                       7,503                        6,752
  Inventories                                         2,724                        2,660
  Others                                              1,514                        1,657
                                              -------------               --------------
  Total                                              26,721                       27,791

Long-term investments                                 9,861                       10,189
Properties - net                                     59,828                       60,810
Other assets                                          7,479                        7,468
                                              -------------               --------------
Total assets                                        103,889                      106,258
                                              -------------               --------------

Current liabilities:
  Short-term debts                                   10,847                       12,899
  Notes and accounts payable                          2,687                        2,294
  Others                                              4,902                        4,031
                                              -------------               --------------
  Total                                              18,436                       19,224

Long-term debts                                      30,177                       30,480
Other liabilities                                       653                          737
                                              -------------               --------------
Total liabilities                                    49,266                       50,441

Minority interest                                    11,927                       12,371

Shareholders' equity                                 42,696                       43,446
                                              -------------               --------------
Total liabilities & shareholders' equity            103,889                      106,258
                                              -------------               --------------




7                                                                 Oct. 25, 2001